August 10, 2011
Via EDGAR

Chada DeLong, Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
Washington D.C.  20549

Re:	Genesis Biopharma, Inc. Registration Statement on Form S-3 Filed: June 28, 2011 File No: 333-175184

Dear Ms. DeLong,

This letter is submitted on behalf of Genesis Biopharma, Inc. (the "Company" or “Registrant”).  Further to our telephone conversations regarding the Company's eligibility to use Form S-3, the within is provided to demonstrate that the Company meets the Eligibility Registrant Requirements for use of Form S-3.  For purposes of this letter we reference the Registrant and Transaction Requirements contained under the General Instructions I.A. and I.B. to Form S-3.

Registrant Requirements

The Company is a Nevada corporation with common stock, par value $0.00004166 (the “Common Stock”) registered pursuant to Section 12(g)1 of the Exchange Act of 1934 (the “Exchange Act”) and has timely filed all material required to be filed pursuant to Section 13, 14 or 15(d) of the Exchange Act for a period greater than twelve (12) calendar months immediately preceding the filing of the Form S-32.   Additionally, the Company has not defaulted on any installment debt or leases, or failed to pay any dividends or sinking fund payments on any preferred stock since the end of the last fiscal year for which financial statements were filed under the Exchange Act by the Company.

1 The Company f/k/a Freight Management Corp. filed a Form 8-A with the Commission on March 7, 2008 registering its Common Stock under Section 12(g) of the Exchange Act.

2 Management of the Company has provided certification that it has filed all periodic reports and disclosure items in a timely manner for the twelve (12) calendar months preceding the filing of the Form S-3.

 Transaction Requirements

The Company is undertaking a primary offering pursuant to General Instruction I.B.1. of Form S-3. As such, the aggregate market value of the voting and non-voting common equity3 held by non-affiliates4 of the Registrant is required to be $75 million or more.

For purposes of determining the aggregate market value of the Company’s voting and non-voting Common Stock held by non affiliates, the aggregate market value was computed by using both the average of the bid and asked prices of the Common Stock within sixty (60) days of the filing of the Form S-3 as well as the price the Company’s Common Stock last sold prior to filing the Form S-3 on June 28, 2011.

In applying the average of the bid and asked prices of the Company’s Common Stock within sixty (60) days of the filing of the Form S-3 the market value of voting and non-voting common equity held by non-affiliates is $118,296,157.505.

In using the price of the Company’s Common Stock last sold prior to the filing of the Form S-3, the market value of the Company’s Common Stock is $104,160,138.686

Provided the Commission concurs with the foregoing analysis, the Company intends to file a Pre-Effective Amendment to its Form S-3 which will included the following narrative on the prospectus cover which provides detail of how the Company arrived at its determination that the aggregate market value of the Company’s common equity is in excess of $75 million.

3 The Registrant’s Common Stock as defined under Rule 405.

4 For purposes of its analysis and determination of its public float, the Company relied upon the definition of an Affiliate as contained in Rule 405 as “a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common controls with, such issuer.” The Company also has excluded directors, executive officers and beneficial owners of a substantial percentage of the Issuer’s outstanding equity securities in its determination of non-affiliates.

The determination of whether a person controls an issuer is based on totality of the facts and circumstances; under Rule 12b-2 of the Exchange Act, which provides definitions applicable to Rule 13 of the Exchange Act, “the term ‘control’ (including the terms ‘controlling,’ controlled by’ and ‘under common control with’) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities by contract, or otherwise.”

The Company as a Nevada corporation also references Nevada Statutes Section 78.418 which provides in part that a person’s beneficial ownership of 10 percent or more of the voting power of a corporation’s outstanding voting shares creates a presumption that the person has control of the corporation.

5 The determination of the aggregate market value using the average bid and asked price of the Registrant’s  common equity on a day within sixty (60) days of the filing of the S-3 is based upon  using an average  price of $1.59  (June 6, 2011) and 74,403,349 shares as reported by  the Company and its management as being held by non-affiliate shareholders.

6 The determination of the aggregate market value using the price that the Registrant’s common equity was last sold prior to the filing of the Form S-3 is based on a closing price of $1.40 and 74,403,349 shares as reported by the Company and its management as being held by non-affiliate shareholders.

“The aggregate market value of the Registrant’s common stock, par value $0.000041666 per sharer, held by non-affiliates of the Registrant, based upon the average of the bid and asked prices of the common stock of $1.59 on June 6, 2011, as reported on the Over the Counter Bulletin Board was $118,296,157.50 and the last price that the Registrant’s common stock was sold prior to filing of the Form S-3 was $1.40 on June 28, 2011 which would is an aggregate market value of $104,160,138.68. For purposes of this disclosure, shares of common stock held by persons who hold more than 10% of the outstanding shares of common stock (or any holder of shares of common stock in excess of 5% who has not affirmatively disclaimed affiliate status) and shares held by officers and directors of the Registrant (or those who were formally officers and directors within ninety (90) days) have been excluded because such persons may be deemed to be affiliates.  This determination of affiliate status is not necessarily conclusive for other purposes.”

Further to our telephone conversations, the Company intends as a part of the Pre-Effective Amendment to include a specific number of shares of its Common Stock to be offered on an immediate, continuous or delayed basis by or on behalf of the Registrant7 as well as include shares of Common Stock that can be sold by certain selling security holders that will be issued upon the exercise of outstanding rights and warrants8.

Should you have any questions or wish to discuss the within, please do not hesitate to contact the undersigned.

Very truly yours, Baratta, Baratta & Aidala LLP Joseph A. Baratta

7 Rule 415(a)(1)(x).

8 Rule 415(a)(1)(iii).